Exhibit 99.1
SENSTAR TECHNOLOGIES LTD.
NOTICE OF SPECIAL GENERAL MEETING OF SHAREHOLDERS
July 12, 2023
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Dear Shareholders:

You are cordially invited to attend the Special General Meeting of the Shareholders, or the Meeting, of Senstar Technologies Ltd. to be held at 10:00 am (Israel time) on Wednesday, July 12, 2023, at our offices at 7 Menachem Begin Road (Gibor-Sport Tower), Ramat Gan, Israel (the telephone number at that address is +972-74-794-5200).

At the Meeting, shareholders will be asked to adopt the following resolutions, as further detailed in the attached proxy statement:

1.	To ratify and approve Mr. Amit Ben-Zvi’s appointment as director for term expiring at our 2023 Annual General Meeting of Shareholders;
2.
To re-approve the compensation of the Company's directors associated with the controlling shareholder including but not limited to: (1) terms of employment of the chairman of the board; and (2) the issuance and delivery of indemnification letters; and

3.	To approve the Company's amended and restated Articles of Association.

Shareholders of record at the close of business on June 14, 2023 are entitled to notice of and to vote at the Meeting.  You are also entitled to vote at the Meeting if you hold our ordinary shares through a bank, broker, or another nominee which is one of our shareholders of record at the close of business on June 14, 2023, or who appears in the participant listing of a securities depository on that date. You can vote either by mailing in your proxy or in person by attending the Meeting.  If voting by mail, the proxy must be received by our transfer agent or at our registered office in Israel at least forty-eight (48) hours prior to the appointed time of the Meeting to be validly included in the tally of ordinary shares voted at the Meeting.  If you attend the Meeting, you may vote in person, and your proxy will not be used.  Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card.

Each ordinary share is entitled to one vote upon each of the matters to be presented at the Meeting.  The affirmative vote of the holders of a majority of the voting power represented and voting on each of the proposals in person or by proxy is required to approve each of the proposals. In addition, a special majority vote will be required for approval of proposals no. 2 and 3. In order to approve proposal no. 2, the affirmative vote of the ordinary shares must either include at least a majority of the ordinary shares voted by shareholders who are not controlling shareholders and who do not have a personal interest in the approval of the proposal, or the total shares of non-controlling shareholders and non-interested shareholders voted against the proposal must not represent more than two percent of the outstanding ordinary shares. Proposed resolution no. 3, require a special majority of 75% of the total number of votes of the shareholders participating in the meeting.

This notice is being sent to shareholders in accordance with the requirements of the Companies Regulations (Notice of Meeting of Shareholders and Meeting of Class of Shareholders of a Public Company), 5760-2000.  The last date for submitting a request to include a proposal in accordance with Section 66(b) of the Israel Companies Law, 5759-1999, is June 13, 2023.

We will distribute a proxy statement (which will include the full version of the proposed resolutions) and a proxy card to all shareholders after the record date for the Meeting.  Shareholders may also review the proxy statement on our company’s website at www.senstartechnologies.com or at our principal executive offices at 7 Menachem Begin Road, Ramat-Gan, Israel, upon prior notice and during regular working hours (telephone number: +972-74-794-5200) until the date of the Meeting.

By Order of the Board of Directors Tomer Hay CFO
Ramat Gan, Israel
June 7, 2023